

August 27, 2014

Via E-mail
Mr. Philippe Capron, Chief Finance Officer
Veolia Environnement
36/38, avenue Kléber
75116 Paris, France

    Re: Veolia Environnement
          Form 20-F for the year ended December 31, 2013
          Filed April 16, 2014
          File No. 1-15248

Dear Mr. Capron:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   You described in your letter to us dated September 12, 2011 your activities in Cuba, Sudan and Syria, countries designated as state sponsors of terrorism by the U.S. Department of State and subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about Cuba, Sudan or Syria, except the disclosure on page 18 that that you are assisting the British government in the destruction of chemical precursors associated with Syria's chemical weapons. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter, if any. Your response should describe any products, technology, services, information or support you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

Item 5. Operating and Financial Review and Prospects, page 84
Change in Reporting Segments, page 92

2.   We note that due to your new organizational structure you will revise your reportable segments in 2014 to be based on geographic regions. It appears to us that your business types (e.g., water, environmental) may represent operating segments that will be aggregated into your new reportable segments. If applicable, please tell us how you determined aggregation is appropriate based on the provisions IFRS 8.12 or explain how you determined your business types are not operating segments.

Adjusted Operating Cash Flow, page 109

3.   Please revise future filings to quantify the items you identify as the main contributors to changes in adjusted operating cash flow.

Liquidity and Capital Resources, page 131
Net Cash from Operating Activities, page 131

4.   Please revise future filings to explain your typical receivable terms. Please also disclose and discuss changes in Days Sales Outstanding during each period.

Debt Covenants – subsidiary debt, page 137

5.   We note that compliance of some subsidiary debt covenants has been waived. To the extent material, please enhance future disclosures to identify the amount of debt where covenants were waived. Please be advised, if it is reasonably likely that you may not comply with material debt covenants, please revise future filings to disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Item 6. Directors, Senior Management and Employees, page 143

Board Members, page 147

6.   We note that three of your major shareholders- Caisse des dépôts et consignations, Groupama SA, and Qatari Diar Real Estate Investment Company- select permanent representatives to act as directors on your board. Please disclose the arrangements between these shareholders and your company that enables them to place permanent representatives on your board of directors. See Item 6.A.5 of Form 20-F.

Board of Directors' Compensation, page 169

7.   We note that although you include Philippe Kourilsky in the compensation table, you have not identified him as a director in your discussion of the board members. If, as

indicated in a footnote to the Share Ownership table, Mr. Kourilsky is a former director, please include similar footnote disclosure to the extent he is identified in the compensation table.

Share Ownership, page 204

8.   Please note that you must disclose the share ownership of members of your management, or Executive Committee, as well as your board of directors. Please confirm your understanding and revise in future filings.

9.   In future filings please disclose the percentage of shares outstanding that each person listed in the table owns, as required by Item 6.E.1 of Form 20-F. Please also clarify, in English, that Thierry Dassault is your non-voting member.

Item 8. Financial Information, page 212

Litigation, page 212

10.   Please revise future filings to also address how you have considered the impact of legal, governmental or arbitration proceedings on cash flows.

WASCO and Aqua Alliance, Inc., page 214

11.   We note that during the ten-year period ended December 31, 2013, the average annual costs that you have incurred with respect to these claims, including amounts paid to plaintiffs, legal fees and expenses, have been approximately USD1,270,000, after reimbursements by insurance companies. Please tell us the amount of average annual reimbursements by insurance companies during the same period and provide us additional information regarding the terms of your insurance coverage, including any potential limits. Please also tell us how many claims have been paid to date and how many claims remain outstanding.

Item 18. Financial Statements

Note 16 – Equity, page F-98

16.4 – Deeply subordinated securities, page F-102

12.   We note that in January 2013 Veolia Environnement issued deeply subordinated perpetual securities in euros and pound sterling redeemable from April 2018 and that this issue is recorded in equity due to its intrinsic terms and conditions. Please tell us and revise future filings to explain the terms and conditions that result in this issue being recorded in equity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Cc: Andrew Bernstein, Partner, Cleary Gottlieb & Hamilton LLP